Exhibit 99.1

INDEPENDENT AUDITORS' REPORT

Board of Governors
ProGold Limited Liability Company
Moorhead,  Minnesota

We have audited the accompanying financial statements of ProGold Limited Liability Company,  which comprise the balance sheets  as of August 31,  2016 and 2015, and the related statements of operations, cash flows,  and changes in members'  equity for the years then ended,  and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America;  this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditors'  judgment,  including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly,  we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management,  as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial  statements referred to above present fairly, in all material respects, the financial position of ProGold Limited Liability Company as of August 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

CliftonLarsonAllen LLP

Stevens Point, Wisconsin
October 4, 2016

1

PROGOLD LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2016 AND 2015

ProGold Limited Liability Company
Statements of Operations
For the Years Ended August 31
(In Thousands)

	2016	2015

Rental Revenue on Operating Lease	$23,166	$23,167

Expenses:
Depreciation	11,610	11,556
General and Administrative	188	94
Loss on Disposition of Property and Equipment Held for Lease	38	796
Total Expenses	11,836	12,446

Net Income	$11,330	$10,721

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company
Statements of Cash Flows
For the Years Ended August 31
(In Thousands)

	2016	2015
Cash Provided By (Used In) Operating Activities:
Net Income	$11,330	$10,721
Add (Deduct) Non-Cash Items:
Depreciation	11,610	11,556
Loss on Disposition of Property and Equipment Held for Lease	38	796
Changes in Assets and Liabilities:
Prepaid Expenses	10	8
Other Accrued Liabilities	14	1
Deferred Revenues	(400)	(400)
Net Cash Provided By Operating Activities	22,602	22,682

Cash Provided By (Used In) Investing Activities:
Equity Refund from CoBank, ACB	349	459
Expenditures for Property and Equipment Held For Lease	(1,036)	(3,480)
Net Cash (Used In) Investing Activities	(687)	(3,021)

Cash Provided By (Used In) Financing Activities:
Distributions to Members	(21,934)	(19,661)
Net Cash (Used In) Financing Activities	(21,934)	(19,661)

(Decrease) in Cash and Cash Equivalents	(19)	—

Cash and Cash Equivalents, Beginning of Year	100	100

Cash and Cash Equivalents, End of Year	$81	$100

Non-Cash Investing Activities: Expenditures for Property and Equipment Held for Lease include the changes in Other Accrued Liabilities related to these purchases of $0 and $(990,000) for the year ended August 31, 2016 and 2015, respectively.

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company
Statements of Changes in Members' Equity
For the Years Ended August 31
(In Thousands)

	American
	Crystal	Golden		Total
	Sugar	Growers	Retained	Members'
	Company	Cooperative	Earnings	Equity

Balance, August 31, 2014	$33,138	$31,839	$—	$64,977

Net Income	—	—	10,721	10,721
Distributions to Members	(4,559)	(4,381)	(10,721)	(19,661)

Balance, August 31, 2015	28,579	27,458	—	56,037

Net Income	—	—	11,330	11,330
Distributions to Members	(5,408)	(5,196)	(11,330)	(21,934)

Balance, August 31, 2016	$23,171	$22,262	$—	$45,433

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company

Notes to the Financial Statements

(1)  NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

ProGold Limited Liability Company (ProGold) is organized as a Minnesota limited liability company. ProGold is owned by American Crystal Sugar Company (51%) and Golden Growers Cooperative (49%). Transfer of ownership in ProGold to another party not already a member is allowed only with the consent of the other Members and the plant's lessee, Cargill, Incorporated. ProGold has been organized with a life of 50 years and its legal existence will terminate on July 13, 2044, absent a business continuation agreement.

Operating Lease

ProGold leases a corn wet milling facility to Cargill, Incorporated under an operating lease. Payments are to be received monthly under the lease, which runs through December 31, 2017. The operating lease revenue is recognized as earned ratably over the term of the lease and to the extent that amounts received exceed amounts earned, deferred revenue is recorded. Expenses (including depreciation and interest) are charged against such revenue as incurred.  The lease does not contain a provision for the automatic renewal or extension of the lease terms. However, it does provide an option for Cargill, Incorporated to request exclusive negotiations with ProGold during a certain period of time prior to the expiration of the current lease.  The lease also contains provisions for increased payments to be received during the lease period related to the plant's capital additions.

Cash and Cash Equivalents

ProGold considers all highly liquid debt and equity instruments purchased with a maturity of three months or less to be cash equivalents. ProGold places its temporary cash investments with high-credit-quality financial institutions. At times, such investments may be in excess of the applicable insurance limit.

Property and Equipment Held/or Lease

Property and equipment held for lease are stated at cost. Depreciation on assets placed in service is provided using the straight-line method over the estimated useful lives of the individual assets, ranging from 5 to 40 years.

Impairment of Long Lived Assets

ProGold reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. There were no impairment losses incurred for the years ended August 31, 2016 or 2015.

Related Parties

American Crystal Sugar Company and Golden Growers Cooperative are considered related parties for financial reporting purposes.

Income Taxes

ProGold is treated in a manner similar to a partnership for federal and state income tax purposes, based upon its current organization. Accordingly, the financial statements do not include any provision for income taxes.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in CoBank, ACB

The investments in stock of CoBank, ACB are stated at cost, plus unredeemed patronage refunds received or estimated to be received in the form of capital stock.

(2)  LEASE WITH CARGILL, INCORPORATED:

Future minimum payments to be received under the lease are as follows:

Fiscal year ending August 31, (In Thousands):

2017	$21,500
2018	7,167

$28,667

(3)  CAPITAL EXPENDITURES AGREEMENT WITH CARGILL, INCORPORATED

ProGold entered into a Capital Expenditures Agreement with Cargill, Incorporated during fiscal 2014 associated with a project to replace certain equipment at the corn wet milling facility. During 2015, ProGold reimbursed Cargill, Incorporated $2.2 million for costs incurred for the project when it was completed. The agreement also provides that ProGold will receive monthly incremental lease payments from Cargill, Incorporated upon completion of the project equal to an amount necessary for the reimbursement amount together with interest to be fully amortized over a period of 12 years. The incremental lease payments total $229,000 per year and will continue during the term of the lease shown in Note 2, including any extension(s) of the lease term but not to exceed 12 years. This incremental lease payment is not included in the amounts in Note 2.

(4)  RELATED PARTY TRANSACTIONS:

ProGold has an administrative services agreement with American Crystal Sugar Company. Amounts incurred under the terms of the American Crystal Sugar Company agreement totaled approximately $18,000 and $15,000 in the years ended August 31, 2016 and 2015, respectively.

(5)  OPERATING LEASES:

ProGold is a party to an operating lease for rail cars, which expires in December 2016. Cargill, Incorporated has assumed responsibility for the payments on the rail car lease for the duration of this lease.

(6)  DISTRIBUTIONS TO MEMBERS:

In 2008, ProGold began to make cash distributions to its members. The ProGold Board of Governors has authorized the monthly distribution of cash to the members through December 31, 2016, to the extent that the available cash balance exceeds $100,000.

(7)  ENVIRONMENTAL MATTERS:

ProGold is subject to extensive federal and state environmental laws and regulations with respect to water and air quality, solid waste disposal and odor and noise control.  The operating lease with Cargill, Incorporated provides that ProGold may be responsible for claims arising for occurrences prior to the execution of the original operating lease, December 1, 1997. ProGold believes that it was in substantial compliance with applicable environmental laws and regulations prior to that time. The operating lease also provides that Cargill, Incorporated operate the corn wet milling facility in compliance with all applicable federal and state environmental laws and regulations during the term of the lease.

(8)  INCOME TAXES:

ProGold conducts an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities. ProGold has determined that it has no unrecognized tax benefits. No interest or penalties are recognized in the statements of operations. ProGold is no longer subject to U.S. Federal or state income tax examinations by tax authorities for fiscal years 2012 and earlier.

(9)   SUBSEQUENT EVENTS:

ProGold has evaluated events through the date that the financial statements were available to be issued, October 4, 2016, for potential recognition or disclosure in the August 31, 2016 financial statements.

These notes are an integral part of the accompanying financial statements.